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Zoltan Szabadi <zoltanmichael@gmail.com>

Leavenworth SportArena Ice Rink

Zoltan Szabadi <zoltanmichael@gmail.com> Tue, Sep 10, 2024 at 9:59 AM
To: Parth Patel <parthinnc@gmail.com>

Hi Parth, attached is the Equity Share Agreement for the Leavenworth SportArena Ice Rink. As you can see, we are making ⅓ of the company available to preferred investors at a $6MM valuation and protected from dilution. It is a pure equity investment with full ownership. If you are gathering multiple, $100K investors, each would purchase 167 shares at $600 each.

One of the questions you had was the future location of the rink, given we have a 3 year commitment on our current lot. So for some background, the lot we've secured is owned by the Johnsons, a long established Leavenworth family that has a vested interest in having an ice rink in town and are open to extending our lease. They are the owners of the Enzian Inn and the world-renowned Post Hotel, which is adjacent to the ice rink property. They have also offered other properties including 3 acres at 12712 US Hwy 2, Leavenworth, WA 98826.

We also have numerous other lot options available for future expansion. Another local family is the Boyd's, who are owners of the Bavarian Inn and have offered their 1.6 acre property at the corner of Mill St. and US hwy 2.

Thom Lin is the owner of Willkommen LLC and owns nearly 50 acres throughout Leavenworth. He is a staunch supporter of our ice rink and is very interested in selling us property for a permanent, year-round location. Thom has made a number of properties available for lease or sale, including 200 Zelt Strasse, Leavenworth, WA 98826.

So as you can see we are fully supported by the community and local business owners. We will be updating the WeFunder campaign shortly, which will meet the $50K target in the next week based on verbal commitments. Please review and let me know if you have questions that we can discuss.

Regards,

Zoltan Szabadi
206-226-8096

Equity Share Agreement.pdf
124K